Exhibit 99.1

Algonquin Power & Utilities Corp. Announces 2018 Fourth Quarter and Full Year Financial Results

OAKVILLE, Ontario – February 28, 2019 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced its financial results for the fourth quarter and year-ended December 31, 2018.

"Our fourth quarter and full year 2018 results reflect another great year of progress and growth across our businesses, both domestically and internationally. We saw the completion of 150 MW of sustainable new wind and solar capacity, welcomed further regulatory progress in support of our Customer Saving Plan initiative, announced the purchase of New Brunswick Gas, and added to our interest in Atlantica Yield,” said Ian Robertson, Chief Executive Officer of APUC. "As we move through 2019, we remain highly focused on delivering on our five-year, $7.5 billion growth plan which is designed to drive growth in earnings and cash flows to support compelling total returns for our shareholders.”

Fourth Quarter and Full Year Financial Highlights

•	Annual revenue of $1,647.4 million, an increase of 8%;
•	Annual Adjusted EBITDA[1] of $803.3 million, an increase of 17%;
•	Annual Adjusted net earnings[1] of $312.2 million, an increase of 39%;
•	Annual Adjusted net earnings[1] per share of $0.66, an increase of 16%;
•	Fourth quarter revenue of $419.9 million, an increase of 3%;
•	Fourth quarter Adjusted EBITDA[1] of $196.9 million, an increase of 6%;
•	Fourth quarter Adjusted net earnings[1] of $70.5 million, an increase of 5%; and,
•	Fourth quarter Adjusted net earnings[1] per share of $0.14, a decline of 13%, on a year-over-year basis.

Fourth Quarter and Full Year Financial Results Table

	Quarterly			Annual
In USD millions or on a per share basis unless otherwise noted	Quarter ended Dec. 31, 2018			Year ended Dec. 31, 2018
	2018	2017	Variance	2018	2017	Variance
Revenue	$419.9	$409.5	3%	$1,647.4	$1,521.9	8%
Net earnings attributable to shareholders	$44.0	$47.2	-7%	$185.0	$149.5	24%
Per share	$0.09	$0.11	-18%	$0.38	$0.37	3%
Adjusted net earnings[1]	$70.5	$67.0	5%	$312.2	$225.0	39%
Per share	$0.14	$0.16	-13%	$0.66	$0.57	16%
Adjusted EBITDA[1]	$196.9	$185.8	6%	$803.3	$689.4	17%
Adjusted Funds from Operations[1]	$132.5	$126.0	5%	$554.1	$477.1	16%
Dividend per share	$0.1282	$0.1165	10%	$0.5011	$0.4660	8%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

FY18 Business and Financial Highlights Summary

Liberty Utilities Highlights

•
Continued progress on Customer Savings Plan – on July 11, 2018, an order was received from the Missouri Public Service Commission supporting various requests related to its proposed plans to develop up to 600 MW of sustainable, cost-effective wind power to serve the needs of electricity customers within the Liberty Utilities Group's Midwest electric service territory. Further filings to advance the Plan were also completed in October and November of 2018.

•
Acquired New Brunswick Gas – on December 4, 2018, APUC announced that it entered into an agreement to purchase New Brunswick Gas for C$331 million. The transaction is expected to close expected in 2019, following receipt of regulatory approvals.

•	Achieved successful rate review outcomes– during 2018, several rate reviews were successfully completed, representing a cumulative annualized revenue increase of approximately $24.5 million.

•
Added new Canadian transmission project initiative – subsequent to year-end, acquired a 9.8% ownership interest in a new electricity transmission project under development in Northwestern Ontario, the Wataynikaneyap Power Transmission Project.

Liberty Power Highlights

•
Completed new solar and wind projects totaling 150 MW – commercial operations were achieved on the 75 MW Great Bay solar project located in Somerset County, Maryland on March 29, 2018.  In addition, the 75 MW Amherst Island wind project achieved commercial operations on June 15, 2018.

•
Successful issuance of Liberty Power Group’s inaugural Green Bond – subsequent to year-end, on January 29, 2019, the Liberty Power Group issued C$300.0 million of senior unsecured debentures, bearing interest at 4.6% and with a maturity date of January 29, 2029 representing its inaugural “green bond” offering.

Corporate Highlights

•
Created an international project development joint venture, Abengoa-Algonquin Global Energy Solutions (“AAGES”) – on March 9, 2018, APUC completed the formation of the AAGES Joint Venture with Abengoa S.A.  During 2018 APUC also acquired, in two tranches, an approximate 41.5% interest in Atlantica Yield plc, a diversified portfolio of long term contracted clean energy and water infrastructure assets

•
Common equity issued for accretive growth initiatives – in 2018, APUC completed two common equity financings of C$444.4 million and C$172.5 million, raising a total of C$616.9 million to fund its strategic growth plan.

Adoption of Advance Notice By-Law

APUC also announced the adoption by its Board of Directors of an advance notice by-law that establishes a framework for the advance notice of nominations of directors of APUC by shareholders.  Among other things, the advance notice by-law establishes deadlines by which shareholders must notify APUC of nominations of directors prior to a meeting of APUC shareholders and sets forth the information that must be included with such a nomination and the method by which a nomination must be delivered to APUC.

The adoption of the advance notice by-law is effective immediately and will be placed before shareholders for approval and ratification at the annual and special meeting of shareholders scheduled to be held on June 6, 2019.  In the event that shareholders determine not to approve and ratify the advance notice by-law by ordinary resolution, the by-law will terminate and be void and of no further force and effect following the termination of such meeting.

For further information, refer to our corporate website at www.algonquinpowerandutilities.com and our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APUC to Host Conference Call

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 1, 2019, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Earnings Conference Call Details:

Date:	Friday, March 1, 2019
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20190301.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until March 15, 2019)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	2866

APUC’s financial statements and management discussion and analysis (“MD&A”) are available on our corporate website at www.algonquinpowerandutilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 768,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For further Information:

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, “expects” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include statements with respect to the payment of dividends on the common shares of APUC. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures

The terms Adjusted Net Earnings, Adjusted Net Earnings per share, Adjusted EBITDA, and Adjusted Funds from Operations are used in this press release. These terms are not recognized measures under GAAP. There is no standardized measure of these measures and consequently APUC's method of calculating these measures may differ from methods used by other companies and may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of each measure can be found below and in the MD&A for the quarter and year ended December 31, 2018.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted Net Earnings and Adjusted Net Earnings Per Share are non-GAAP measures used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC.  For 2017, the one-time impact of the revaluation of U.S. non-regulated net deferred income tax assets as a result of the U.S. federal corporate income tax rate reduction from 35% to 21% enacted in December 2017 is adjusted as it is also considered a nonrecurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing,  gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Adjusted Funds from Operations

Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Reconciliation of Adjusted EBITDA to Net Earnings

The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
(all dollar amounts in USD millions)	2018	2017	2018	2017
Net earnings attributable to shareholders	$44.0	$47.2	$185.0	$149.5
Add (deduct):
Net earnings attributable to non-controlling interest, exclusive of HLBV	3.4	0.6	4.8	2.4
Income tax expense	2.8	29.7	53.4	73.4
Interest expense on convertible debentures and costs related to acquisition financing	—	—	—	13.4
Interest expense on long-term debt and others	40.3	33.3	152.1	142.4
Other losses	2.3	3.8	2.7	0.7
Acquisition-related costs	(8.9)	1.0	0.7	47.7
Pension and post-employment non-service costs[1]	1.4	2.5	3.9	9.0
Change in value of investment in Atlantica carried at fair value	46.0	—	138.0	—
Costs related to tax equity financing	1.3	0.4	1.3	1.8
Loss (gain) on derivative financial instruments	(0.3)	(3.1)	0.6	(1.9)
Realized (loss) gain on energy derivative contracts	0.1	—	0.1	(0.6)
Loss (gain) on foreign exchange	0.7	1.2	(0.1)	0.3
Depreciation and amortization	63.8	69.2	260.8	251.3
Adjusted EBITDA	$196.9	$185.8	$803.3	$689.4

1
As a result of adoption of ASU 2017-07 certain components of net benefit pension costs are considered non-service costs and are now classified outside of operating income (see Note 2(a) in the annual audited consolidated financial statements).

Reconciliation of Adjusted Net Earnings to Net Earnings

The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings. The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
(all dollar amounts in USD millions, except per share data)	2018	2017	2018	2017
Net earnings attributable to shareholders	$44.0	$47.2	$185.0	$149.5
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	(3.1)	0.6	(1.9)
Realized (loss) gain on energy derivative contracts	0.1	—	0.1	(0.6)
Loss (gain) on long-lived assets, net	1.9	1.2	0.8	(1.8)
Loss (gain) on foreign exchange	0.7	1.2	(0.1)	0.3
Interest expense on convertible debentures and costs related to acquisition financing	—	—	—	13.4
Acquisition-related costs	(8.9)	1.0	0.7	47.7
Change in value of investment in Atlantica carried at fair value	46.0	—	138.0	—
Costs related to tax equity financing	1.3	0.4	1.3	1.8
Other adjustments	—	2.5	—	2.5
U.S. Tax Reform and related deferred tax adjustments[1]	(18.4)	17.1	(18.4)	17.1
Adjustment for taxes related to above	4.1	(0.5)	4.2	(3.0)
Adjusted Net Earnings	$70.5	$67.0	$312.2	$225.0
Adjusted Net Earnings per share[2]	$0.14	$0.16	$0.66	$0.57

1	Represents the non-cash accounting charge related to the revaluation of U.S. net deferred income tax assets and liabilities as a result of U.S. Tax Reform.

2	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities

The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP. The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
(all dollar amounts in USD millions)	2018	2017	2018	2017
Cash flows from operating activities	$168.6	$116.0	$530.4	$326.6
Add (deduct):
Changes in non-cash operating items	(27.3)	9.1	8.1	87.7
Production based cash contributions from non-controlling interests	—	—	13.9	7.9
Interest expense on convertible debentures and costs related to acquisition financing[1]	—	—	—	7.2
Acquisition-related costs	(8.8)	0.9	0.7	47.7
Reimbursement of operating expenses incurred on joint venture	—	—	1.0	—
Adjusted Funds from Operations	$132.5	$126.0	$554.1	$477.1

1	Exclusive of deferred financing fees of $6.2 million.